Exhibit 99.1

Amplify Energy and Juniper Capital Announce Amendment to the Merger Agreement

Juniper to Contribute Incremental $10 Million in Cash

Updates Oil and Gas Hedge Positions and Juniper Reserve Values

HOUSTON, April 15, 2025 (GLOBE NEWSWIRE) -- Amplify Energy Corp. (NYSE: AMPY) (“Amplify” or the “Company”) today announced an amendment to the existing terms of its previously disclosed Agreement and Plan of Merger with Juniper Capital’s (“Juniper”) upstream Rocky Mountain portfolio companies.

The amended agreement will now provide for Juniper to contribute an incremental $10 million of cash to further reduce the net debt of the combined companies. This amendment follows shareholder engagement and reflects Juniper’s strong belief in the merits of the combination and focus on a strong pro forma company. As previously announced, at closing Amplify plans to issue Juniper approximately 26.7 million shares of Amplify common stock and assume approximately $133 million in net debt(1).

Such incremental contribution was agreed to in Amendment No. 1 to the Agreement and Plan of Merger, dated April 14, 2025 (the “Amendment”). Amplify intends to file supplemental proxy materials with the Securities and Exchange Commission (the “SEC”) in the coming days reflecting the Amendment.

Martyn Willsher, Amplify’s President and Chief Executive Officer, said, “These amended terms reflect each party’s belief in the long-term value creation of this proposed transaction and our commitment to shareholder engagement. This transaction has been thoroughly considered alongside a wide range of options by our board of directors, and we continue to believe that this combination is the best path for shareholders to realize the value they deserve.”

Edward Geiser, Juniper’s Managing Partner, added, “In recognition of the recent market volatility, we believe the additional cash investment is justified to bolster the strength and liquidity of the combined company. We continue to believe that the combination of our Rockies assets with Amplify’s existing operations offers investors a unique opportunity, which is capable of delivering significant shareholder value and free cash flow in a low or high commodity price environment. This increased capital investment reflects our continued confidence in the long-term value creation of the combined company and the top quality of the Amplify management team.”

Updated Hedge Positions

In response to shareholder concerns regarding the recent reduction in oil prices, Amplify is providing updated information regarding the current oil and gas hedge positions at both Amplify and Juniper.

Mr. Willsher commented, “Though oil prices have dropped considerably since we announced the transaction in January, Amplify and Juniper have taken significant steps to minimize the impact of commodity price volatility through their active hedging programs. As a percentage of proved developed producing reserves, Amplify has 80-85% of oil hedged in 2025 and 40-45% hedged in 2026, while Juniper has 65-70% of oil hedged in 2025 and 50-55% hedged in 2026. At current strip prices, Amplify’s hedges have a present worth of approximately $25 million, while Juniper’s hedges have a present worth of approximately $14 million.”

As illustrated in the tables below (as of April 15, 2025), both Amplify and Juniper have meaningfully protected against downside commodity risk by hedging a significant portion of their forecasted PDP volumes.

Amplify standalone hedge book:

	2025	2026	2027
Natural Gas Swaps:
Average Monthly Volume (MMBtu)	585,000	500,000	137,500
Weighted Average Fixed Price ($)	$3.75	$3.79	$4.01

Natural Gas Collars:
Two-way collars
Average Monthly Volume (MMBtu)	500,000	517,500	437,500
Weighted Average Ceiling Price ($)	$3.90	$4.11	$4.45
Weighted Average Floor Price ($)	$3.50	$3.58	$3.56

Oil Swaps:
Average Monthly Volume (Bbls)	128,583	90,500	9,000
Weighted Average Fixed Price ($)	$70.85	$68.43	$63.65

Oil Collars:
Two-way collars
Average Monthly Volume (Bbls)	59,500
Weighted Average Ceiling Price ($)	$80.20
Weighted Average Floor Price ($)	$70.00

Juniper standalone hedge book:

	2025	2026	2027
Oil Swaps:
Average Monthly Volume (Bbls)	68,750	38,500
Weighted Average Fixed Price ($)	$71.83	$66.79

Oil Collars:
Two-way collars
Average Monthly Volume (Bbls)	31,292	16,625	1,708
Weighted Average Ceiling Price ($)	$75.26	$74.84	$76.15
Weighted Average Floor Price ($)	$65.57	$63.12	$65.00

Updated Juniper Audited Reserves

Amplify is also providing updated information regarding the audited reserve value associated with Juniper’s assets. Assuming WTI oil prices at $60 per barrel held flat and Henry Hub gas prices at $3.50 per mmbtu held flat, the total proved reserve PV-10(2)  value of Juniper’s audited reserves is $356 million.

Mr. Willsher commented, “Combining Juniper’s proved developed PV-10(2) value of $230 million with the value of Juniper’s current hedge book ($14 million) generates total value of $244 million. Comparing this value to the pro forma debt of approximately $123 million (after Juniper’s $10 million cash contribution), demonstrates the substantial equity value of the Juniper assets even in a sustained low oil price environment. Furthermore, as we’ve previously noted, we believe the Juniper assets have considerable incremental value provided by the extensive development potential, much of which is located on held-by-production leases, which would allow the combined company the flexibility to slow development during low commodity prices but capitalize on higher prices to the benefit of our investors.”

Mr. Willsher concluded, “We believe the merger provides numerous benefits to shareholders, including the scale and flexibility to weather commodity cycles like we are currently experiencing. Amplify’s low-decline asset base complements Juniper’s high margin assets, which are then further supported by our strong combined hedge positions. With substantial flexibility to defer discretionary capital projects, and our ongoing focus on delivering value to investors in any environment, we continue to expect we will generate strong free cash flow in 2025 and in the years ahead.”

The details of Juniper’s Audited Reserves are provided in the table below:

	Estimated Net Reserves
	Proved Developed	Proved Undeveloped	Total Proved
Oil | Natural Gas Price	PV-10	PV-10	PV-10
		(in millions)
$70 | $3.50	$335	$280	$615
$60 | $3.50	230	126	356

Special Meeting of Stockholders

The Special Meeting of Stockholders (the “Special Meeting”) to approve the proposals is scheduled to be reconvened on April 23, 2025, at 9:00 a.m. Central Time (and the meeting will be held virtually via the internet at www.cesonlineservices.com/ampysm_vm). The record date for the Special Meeting, March 3, 2025, is unchanged and applies to the reconvened Special Meeting.

Stockholders who have already cast their votes do not need to take any action, unless they wish to change or revoke their prior proxy or voting instructions, and their votes will be counted at the reconvened Special Meeting. For stockholders who have not yet cast their votes, we urge them to vote their shares now, so they can be tabulated prior to the reconvened Special Meeting. For more information on how to vote, please call the Company’s proxy solicitor, Sodali & Co, on their toll-free number (800) 662-5200 or email AMPY@investor.sodali.com.

The Company’s Board of Directors continues to recommend that shareholders vote “FOR” the two proposals regarding the merger and identified in the Company’s definitive proxy statement.

About Amplify Energy

Amplify Energy Corp. is an independent oil and natural gas company engaged in the acquisition, development, exploitation and production of oil and natural gas properties. Amplify’s operations are focused in Oklahoma, the Rockies (Bairoil), federal waters offshore Southern California (Beta), East Texas / North Louisiana, and the Eagle Ford (Non-op). For more information, visit www.amplifyenergy.com.

Forward-Looking Statements

This press release includes “forward-looking statements.” All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Terminology such as “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties and other factors that could cause the Company’s actual results or financial condition to differ materially from those expressed or implied by forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include the statements about the Company’s expectations of plans, goals, strategies (including measures to implement strategies), objectives and anticipated results with respect thereto and the expected timing of the reconvened Special Meeting. Please read the Company’s filings with the SEC, including “Risk Factors” in the Company’s Annual Report on Form 10-K, and if applicable, the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are available on the Company’s Investor Relations website at https://www.amplifyenergy.com/investor-relations/default.aspx or on the SEC’s website at http://www.sec.gov, for a discussion of risks and uncertainties that could cause actual results to differ from those in such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements in this press release are qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation and does not intend to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

Footnotes

1)	Net debt at announcement consisted of $140 million outstanding as of 12/31/2024 less $2 million of cash and pro forma of $5 million of cash to be contributed by Juniper before the closing date.

2)	The estimated net reserves are based on 2024 Year End reserves and are evaluated at flat pricing. PV-10 is a non-GAAP financial measure that represents the present value of estimated future cash inflows from proved oil and natural gas reserves that are calculated using the unweighted arithmetic average first-day-of-the-month prices for the prior 12 months, less future development and operating costs, discounted at 10% per annum to reflect the timing of future cash flows. The most directly comparable GAAP measure to PV-10 is standardized measure. PV-10 differs from standardized measure in its treatment of estimated future income taxes, which are excluded from PV-10. Amplify believes the presentation of PV-10 provides useful information because it is widely used by investors in evaluating oil and natural gas companies without regard to specific income tax characteristics of such entities. PV-10 is not intended to represent the current market value of the estimated proved reserves. PV-10 should not be considered in isolation or as a substitute for the standardized measure as defined under GAAP. As GAAP does not prescribe a comparable GAAP measure for PV-10 of reserves adjusted for pricing sensitives, it is not practicable for us to reconcile PV-10 to a standardized measure or any other GAAP measure.

Contacts

Amplify Energy

Jim Frew -- Senior Vice President and Chief Financial Officer

(832) 219-9044

jim.frew@amplifyenergy.com

Michael Jordan -- Director, Finance and Treasurer

(832) 219-9051

michael.jordan@amplifyenergy.com

Sodali & Co.

Michael Verrechia / Eric Kamback / Christopher Rice

(800) 662-5200

AMPY@investor.sodali.com

FTI Consulting

Tanner Kaufman / Brandon Elliott / Rose Zu

amplifyenergy@fticonsulting.com